UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-03433

The Dow Chemical Company

(Exact name of registrant as specified in its charter)

2030 Dow Center

Midland, MI 48674

(989) 636-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $2.50 per share

(Title of each class of securities covered by this Form)

Deferred Compensation and Matching Contributions by The Dow Chemical Company

8.55% Notes due 2019

4.25% Notes due 2020

4.125% Notes due 2021

3.00% Notes due 2022

4.375% Notes due 2042

7 3/8% Debentures due 2029

3.500% Notes due 2024

4.250% Notes due 2034

4.625% Notes due 2044

9.40% Notes due 2039

5.250% Notes due 2041

5.70% Notes due 2018

7 3/8% Debentures due 2023

9% Debentures due 2021

8.85% Debentures due 2021

7.75% Debentures due 2020

InterNotes

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, The Dow Chemical Company has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	September 11, 2017	By:	/s/ Amy E. Wilson
			Name:	Amy E. Wilson
			Title:	Corporate Secretary and Associate General Counsel